WOODSIDE
AUSTRALIAN ENERGY

07 January 2004

RECEIVED JAN 2 6 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

04012455

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania Block 7, lodged with the Australian Stock Exchange on 7 January 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Katrina Rees
Assistant Secretariat Officer

dw 1/30

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 7 JANUARY 2004
1:00PM (WST)

1954 2004
Commitment to Growth

WOODSIDE
AUSTRALIAN ENERGY

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
DAVID CRAIG
W: + 61 8 9348 6735
M: + 61 4 189 44670
E: david.craig@woodside.com.au

MAURITANIA BLOCK 7

Woodside Petroleum Ltd. advises that it is considering an option to acquire an interest in Block 7 offshore Mauritania following an assessment of drilling costs on the recent Pelican-1 discovery well.

As a result of Woodside managing the drilling operations and meeting cost reduction targets in the drilling of the well, Woodside has the option to acquire from the existing joint venturers, in accordance with their participating interests, an interest of up to 10% in the block by paying up to 10% of the 2003 exploration costs incurred within the block, including the costs of drilling the well. The amount of the entitlement will depend on the final costs of the well.

A decision has not yet been made to exercise the option and a further announcement will be made if Woodside elects to do so.

Existing joint venture interests in Block 7 are:

Dana Petroleum	80%
Hardman Resources	18%
Roc Oil (Mauritania) Company	2%

Anthony Niardone
Assistant Company Secretary